 Exhibit 23

KPMG

Consent of Independent Auditors

The Board of Directors
The Goldfield Corporation:

We consent to the incorporation by reference in the Registration Statement (No. 333-72241) on Form S-8 of The Goldfield Corporation of our report dated February 6, 2004,  except for the second paragraph of Note 17, as to which the date is February 23, 2004, with respect to the consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the 2003 Annual Report on Form 10-K of The Goldfield Corporation.

/s/ KPMG LLP

Orlando, Florida
March 19, 2004